                                                                  EXHIBIT(a)(22)


TO BUSINESS EDITOR:

             COOKER RESTAURANT CORPORATION ANNOUNCES EXPIRATION OF
                ITS TENDER OFFER FOR SHARES OF ITS COMMON STOCK

            WEST PALM BEACH, Fla., Sept. 28 /PR Newswire/ -- Cooker Restaurant Corporation (NYSE: CGR) announced today that its Dutch Auction issuer tender offer for shares of its common stock expired at 5:00 p.m. on Friday, September 25, 1998. The Company also stated that it had completed the necessary arrangements to satisfy the financing condition to the tender offer.

            The Company expects to announce results of the tender offer, including the purchase price of the shares accepted for payment, at the end of the day on Friday, October 2, 1998.


            CONTACT: Dan DeWeever, ChaseMellon Shareholder Services, L.L.C., 212-273-8293.